Stuart M. Falber +1 617 526 6663 (t) +1 617 526 5000 (f) stuart.falber@wilmerhale.com

October 4, 2017

By Electronic Submission and Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook
Joseph McCann
Lisa Vanjoske
Mark Brunhofer

Re:	Apellis Pharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted August 30, 2017

CIK No. 0001492422

Ladies and Gentlemen:

On behalf of Apellis Pharmaceuticals, Inc. (the “Company”), we are responding to the comments contained in the letter dated September 28, 2017 (the “Letter”) from the Office of Healthcare & Insurance in the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Cedric Francois, the Company’s President and Chief Executive Officer, relating to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is confidentially submitting an amendment to the Draft Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in the Registration Statement.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing  Berlin  Boston  Brussels  Denver  Frankfurt  London  Los Angeles  New York  Oxford  Palo Alto  Waltham  Washington

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 2

Draft Registration Statement on Form S-1 submitted August 30, 2017

Summary

Our Programs, page 2

1.	Please revise the pipeline table on page 1 to provide separate columns for Phase 1b and Phase 2. Also, please revise so that it is clear from the visual whether a given development phase is on-going or completed. In this regard, we note that your disclosures on page 83 indicate that a Phase 2 trial is ongoing for the GA indication and two Phase 1b trials remain ongoing for the PNH indication.

Response:	In response to the Staff’s comment, the Company has revised the pipeline table on page 1 of the Registration Statement.

2.	We refer to your disclosures in the first two paragraphs on page 2 concerning the results of your Phase 2 GA trial. To place these trial results in context, please clarify whether each result is statistically significant and whether you utilized the p-value that FDA typically requests for purposes of assessing efficacy. Tell us and, as appropriate, revise to explain why you set the p-value at 0.1 for the primary endpoint analysis and whether you established the p-value at the outset of the trial. Also revise to explain briefly the term “immune regulation.”

Response:	At the outset of the trial, the Company set the p-value for the primary endpoint analysis at 0.1, which the Company believed to be an appropriate p-value given the design of the trial, including the number of patients in the trial, and that the goal of the trial was to determine whether to advance APL-2 into Phase 3 trials for this indication. The Company expects that in the planned Phase 3 trial it will set the p-value at 0.05 as the FDA typically requests a higher level of statistical significance with a greater number of patients. In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 79 and 85 of the Registration Statement.

3.	We note your disclosure in the third paragraph on page 2 concerning the higher incidence of wet AMD. With reference to your disclosure on page 16, please revise the Summary to quantify the rate of incidence.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 79 of the Registration Statement.

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 3

4.	Please revise an appropriate section of your Summary to discuss the size of the patient population studied in your Phase 1b PNH trials to date and to highlight the risk discussed on page 18 concerning the difficulty you face in recruiting PNH patients for future trials

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4 and 80 of the Registration Statement.

5.	We refer to your disclosure at the top of page 3. Given the absence of any disclosure concerning Phase 2 trials, please explain why you believe that you will be able to initiate Phase 3 clinical trials for APL-2 for the treatment of PNH in the first half of 2018. Also, revise your pipeline table on page 1, as applicable, so that it does not reflect that you have commenced or completed Phase 2 trials.

Response:	The Company has discussed its Phase 3 program in PNH with the FDA and plans to conduct additional discussions of the Phase 3 program with the FDA. Based on these discussions, the Company believes that it can initiate its planned Phase 3 trials in PNH as pivotal trials without having to conduct Phase 2 trials. The Company’s ability to forgo a Phase 2 trial reflects that the design of its Phase 1b trial is comparable to the design of a Phase 2 trial, that the dosing and efficacy data generated from the Phase 1b trials are comparable to the data that would be generated from a Phase 2 trial and that there is a limited PNH patient population. In response to the Staff’s comment, the Company has revised the pipeline table on page 1 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 4

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company advises the Staff that, to date, it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933. The Company acknowledges the Staff’s request and undertakes to comply with it as applicable by providing any such materials to the Staff on a supplemental basis.

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 4

Management’s Discussion and Analysis

Stock-Based Compensation, page 69

7.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:	The Company acknowledges that the Staff may have additional comments on its accounting for equity issuances, including stock compensation and beneficial conversion features. Once the Company determines an estimated offering price range, it will provide an analysis explaining the reasons for the differences between the recent valuations of its common stock leading up to the offering and the estimated offering price range.

8.	Revise the disclosure to explain why the fair value of your common stock decreased from $1.76 at February 8, 2016 to $1.14 at September 16, 2016.

Response:	In response to the Staff’s comment, the Company has supplemented the disclosure on page 72 of the Registration Statement. As described in the Registration Statement, the Company’s board of directors determined the fair value of the common stock with the assistance of a third-party specialist. The valuations of the common stock on February 8, 2016 and September 15, 2016 were prepared using a hybrid of the OPM and PWERM methodologies with consideration of two types of future-event scenarios: an initial public offering and a sale transaction. The Company determined the relative probability of each future event scenario based on an analysis of market conditions at the time, including then-current initial public offering and sale valuations of similarly situated companies, and its expectations as to the timing and likely prospects of the future-event scenarios.

For the February 8, 2016 valuation, the Company used a probability weighting of 60% for an initial public offering within 12 months and 40% for a liquidity event within 24 months. For the September 16, 2016 valuation, the Company used a probability weighting of 40% for an initial public offering within 18 months, 45% for a strategic merger or sale transaction within 24 months and 15% for a sale at or below the liquidation preference of its preferred stockholders.

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 5

These changes in the probability weighting and the anticipated timeline for an initial public offering, as well as the inclusion of a probability weighting for a sale transaction at or below liquidation preference of preferred stockholders, all contributed to the lower valuation at September 16, 2016.

The reduced probability weighting for the initial public offering and the extended period for the consummation of the initial public offering was determined based primarily on market conditions as of September 16, 2016. The inclusion of a probability weighting for a sale transaction at or below the aggregate liquidation preference of the preferred stockholders for the September 16, 2016 valuation was due to the possibility that the clinical trials that the Company started after February 8, 2016 would generate negative data, which could result in a liquidation of its intellectual property and other assets.

Market conditions also resulted in a lower average valuation of similarly situated companies at the September 16, 2016 valuation as compared to the February 8, 2016 valuation. For the February 8, 2016 valuation of the strategic merger or sale transaction, the Company based its OPM backsolve calculation on the Company’s sale of Series D convertible preferred stock in December 2015. For the September 16, 2016 valuation, the Company based its OPM backsolve calculation on valuations of similarly situated companies, discounted by the Company’s future capital needs.

For the September 16, 2016 valuation, the Company expressly applied a discount for lack of marketability of 15% for the initial public offering scenario and a discount of 20% for the strategic merger or sale scenario to account for the lack of access to an active public market.

In addition, the longer period of time until an initial public offering or other liquidity event also caused the Company to consider the anticipated effects on the relative value of the common stock of expected future offerings of senior equity securities that would be required to be conducted prior to an initial public offering or other liquidity event.

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 6

Research and Development Expenses, page 73

9.	Revise the disclosure to disaggregate research and development expenses by nature, such as, manufacturing expenses, clinical trial costs, preclinical study expenses, etc. for each period presented.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 74 of the Registration Statement.

Clinical Development, page 84

10.	Please expand your disclosure at the top of page 85 to describe briefly your use of fundus autofluorescence photographs.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement.

Business

Autoimmune Hemolytic Anemia (Systemic APL-2), page 90

11.	Your disclosures concerning this indication do not address any pre-clinical work or Phase 1 trials. Accordingly, please explain, if true, how you are able to commence Phase 2 trials without any prior development work or clinical trials.

Response:	The Company has not conducted any material preclinical studies of APL-2 in AIHA and has not conducted any clinical trials of APL-2 in AIHA, and none are required in order to commence Phase 2 trials. The preclinical studies of APL-2 and the Phase 1 trials of APL-2 in healthy volunteers that the Company conducted to assess the safety of APL-2 that were used to support the commencement of the Company’s Phase 1b PNH trials also support the commencement of Phase 2 clinical trials of APL-2 in AIHA patients and patients with complement-dependent nephropathies. The preclinical studies and Phase 1 trials supported the dosing and safety of the formulation of APL-2 and its administration by subcutaneous injection that will be used in the trials in AIHA patients and patients with complement-dependent nephropathies.

Intellectual Property, page 93

12.	Please expand your disclosures on 93 and 94 concerning the duration of your royalty obligations to the University of Pennsylvania by disclosing the “specified” number of years after the first commercial sale.

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 7

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement.

Consolidated Balance Sheets, page F-3

13.	Remove the pro forma balance sheet as of December 31, 2016 since you present a pro forma balance sheet as of June 30, 2017 and pro forma information should only be presented for the most recent balance sheet presented.

Response:	In response to the Staff’s comment, the Company has removed the pro forma balance sheet as of December 31, 2016 from the Registration Statement.

Note 3. Asset Purchase from Related Party, page F-12

14.	Tell us if you acquired employees in the acquisition. We note a reference to Schedule 6.8 in Exhibit 2.1 Transferred Employees. If you acquired employees tell us how you considered that fact in your analysis of whether you acquired a business or not. In addition, tell us if you acquired designs for future clinical trials and how you considered this fact in your analysis.

Response:	The Company respectfully notes that the Staff has previously confirmed in a letter dated August 25, 2015 that it did not object to the conclusion of the Company that, for reporting purposes under Rule 11-01(d) of Regulation S-X, the acquisition of assets of Potentia Pharmaceuticals, Inc. (“Potentia”) constituted an acquisition of assets as opposed to a business under Rule 3-05 of Regulation S-X as set forth in a letter from the Company to the Staff dated August 12, 2015 (the “Letter”), which we have provided supplementally. In the Letter, the Company noted that it had hired the single employee of Potentia shortly after the Company executed the asset purchase agreement in September 2014 and before the transaction was (subsequently) consummated on September 8, 2015 and thus did not acquire any employees of Potentia in the transaction. In addition, the Company did not acquire designs for the clinical trials that were conducted by the Company after the execution of the asset purchase agreement. The assets acquired consisted primarily of a license and related intellectual property.

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 8

Note 9. Income Taxes, page F-17

15.	Please tell us why it is appropriate to classify the refundable Australian research and development credit as an income tax benefit when it does not appear to be based on income or loss, as stipulated in ASC 740-10-15-3a, but instead the level of research and development expenditures.

Response:	In response to the Staff’s comment, the Company acknowledges that the enacted legislation in Australia provides for research and development related credits to be received without regard to taxable income, accordingly the Company concurs that the credit was incorrectly classified as an income tax benefit. The Company has reclassified the credits as a reduction of research and development operating expenses for all periods presented. Net loss and comprehensive loss were not impacted and no other line items within any of the other consolidated financial statements and footnotes were impacted other than the tax footnote.

Note 11. Share-based Compensation, page F-19

16.	Explain to us why your estimate of volatility dropped to 52 - 78% in 2016 from 78 - 93% in 2015. Also explain to us why the change was so large from year to year and within a single year. Please provide us the names and volatility of each of the peer companies you used to estimate expected volatility for 2016. Also explain why you believe each company was similar to you. In your response, at a minimum, specifically tell us whether these peer companies have any product revenues and the following information regarding their developmental pipelines:

•	The number of product candidates in the pipeline;

•	The general therapeutic area of these product candidates; and

•	The phase of development for these product candidates.

Response:	In 2015, the Company performed valuations for contemporaneous stock option grants. The volatility estimates used by the Company for these valuations were based upon the volatilities of a set of fifteen mid-stage guideline companies with revenues over $10 million. These companies had product candidates in clinical trials and typically derived revenues from milestone payments under collaborations and not product sales. Additional details, including the number of product candidates in the pipeline, the general therapeutic area and the phase of development, regarding these guideline companies is attached as Exhibit 16-A.

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 9

Given the Company’s relatively early stage of development and its lack of revenues through collaborations or otherwise, the Company selected a volatility for the option term at the 75th percentile of guideline companies to reflect the Company’s perception that it would have a relatively high volatility within that set.

The Company decreased the volatility used during 2015 due to the achievement of milestones in the Company’s clinical development program, including the encouraging results from the Phase 1 trials in its lead programs, PNH and GA. The Company’s last valuation in 2015 used a volatility (78.1% in September 2015) that was the similar to the volatility used for the first valuation in 2016 (78.3% in January 2016).

In 2016, the Company refined its product plan and selected a new set of twelve guideline companies that were more focused on the Company’s target indications in ophthalmology and rare diseases and encompassed a broader scope of developmental stages than the 2015 guideline companies. The Company believes that this set of twelve guideline companies more accurately reflected the business model and range of disease indications that the Company was pursuing at the time of the valuation.

Additional details, including the number of product candidates in the pipeline, the general therapeutic area and the phase of development, regarding these guideline companies is attached as Exhibit 16-B.

For the purposes of calculating the fair value of the options using the Black-Scholes Method, the Company estimated the volatility over the option term at the mean of the guideline companies (52%) with a range of 36% – 84%, rather than the 75th percentile (59%), because the Company believed that it would be in the middle of the range relative to these guideline companies. If the Company had used the 75th percentile volatility instead, the estimated fair value of the options granted in September 2016 would have increased from $0.53 to $0.59 per share.

General

17.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 10

Response:	Other than as included in the Registration Statement, the Company does not currently intend to include any additional graphics, visuals or photographs. If the Company determines to include any additional graphics, visuals, photographs in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis for review prior to its inclusion in any preliminary prospectus distributed to prospective investors.

*    *    *

Securities and Exchange Commission Division of Corporation Finance October 4, 2017 Page 11

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

Enclosures

cc:	Cedric Francois, Apellis Pharmaceuticals, Inc.

David Watson, Apellis Pharmaceuticals, Inc.

EXHIBIT 16-A

Volatilities for 5.7-year option term, pipelines of products are as of first quarter of 2016.

Company	Volatility	Products / Developmental Stage / Indication
Alnylam Pharmaceuticals, Inc.	57.8%	patisiran (Phase 2/3, hereditary amyloidosis), fitusiran (Phase 2/3, hemophilia), inclisiran (Phase 2/3, hypercholesterolemia), givosiran (Phase 2/3, acute hepatic porphyria), cemdisiran (Phase 2/3, complement-mediated diseases), ALN-GO1 (Preclinical/Phase 1, hyperaxaluria), ALN-TTRsc02 (Pre/Phase 1, hereditary amyloidosis), ALN-HBV (Preclinical/Phase 1, hepatitis B)

Ani Pharmaceuticals Inc.	106.6%	various branded and generic products, including for cardiac arrhythmia, hormone therapy, ulcerative colitis, gastroesophageal reflux, chronic pain, ocular pressure and OCD.

Ariad Pharmaceuticals Inc.	84.8%	iclusig (approved, leukemia); brigatinib (Phase 2, non-small cell lung cancer); AP32788 (Phase 1/2, breast cancer).

Biota Pharmaceuticals, Inc.	68.1%	vapendavir (Phase 2b, human rhinovirus), BTA074 (Phase 2, human papilloma virus), BTA585 (Phase 1, respiratory syncytial virus).

CTI BioPharma Corp.	82.2%	PIXUVRI (approved, non-Hodgkin lymphoma), pacritinib (Phase 3, myelofibrosis), tosedostat (Phase 2, AML). Pacritinib was placed on clinical hold during this time.

Dyax Corp.	60.4%	ecllantide (approved, hereditary angioedema), DX-2930 (Phase 3, hereditary angioedema; preclinical, diabetic macular edema), DX-2507 (preclinical, antibody-mediated autoimmune diseases), DX-4012 (preclinical, anti-thrombotic therapy).

Halozyme Therapeutics Inc.	68.1%	Various approved products (oncology adjuvants); PEGPH20 (Phase 3, pancreatic cancer; Phase 1, non-small cell lung cancer, gastric cancer; preclinical, breast cancer).

Immunogen Inc.	66.9%	Immunogen outlicenses its antibody-drug candidate platform for various indications

Ligand Pharmaceuticals Inc.	48.5%	Large and diverse portfolio of approved drugs and product candidates in a range of indications.

Opko Health, Inc.	44.8%	Diagnostic products; rayaldee (Phase 3, chronic kidney disease), alpharen (Phase 3, hyperphosphatemia), hGH-CTP (Phase 3, growth hormone deficiency).

Orexigen Therapeutics, Inc.	96.4%	Contrave (approved, obesity).

Osiris Therapeutics, Inc.	69.5%	Biosurgery products; subsequently delisted.

Repligen Corp.	52.8%	RG1068 (Phase 3, autism; Phase 3, pancreatitis; Phase 2, OCD), RG2133 (Phase 1, mitochondrial diseases), uridine (Phase 2, bipolar depression), subcutaneous secretin (Phase 2, schizophrenia). In 2014 Repligen transferred its RG1068 asset to Innovate in exchange for royalty rights and its RG2133/histone deacetylase inhibitor to BioMarin in exchange for an upfront payment, future milestone payments and royalties.

Sangamo Biosciences Inc.	68.7%	SB-728 (Phase 2 and Phase 1/2, HIV; Phase 1/2, hemophilia; preclinical, various diseases).

Vivus Inc.	68.1%	qsymia (approved, obesity; Phase 2/3, obstructive sleep apnea and diabetes), avanafil (approved, erectile dysfunction), tacrolimus (Phase 2, pulmonary arterial hypertension).

EXHIBIT 16-B

Volatilities for five-year option term, pipeline of products as of the third quarter of 2016

Company	Volatility	Products / Developmental Stage / Indication
Achillion Pharmaceuticals Inc.	84%	ACH-4471 (Phase 1, PNH, C3G); odalasvir, ACVH-3422, sovaprevir (Phase 1/2, hepatitis).

Applied Genetic Technologies Corp.	N/A	four ophthalmology programs, all preclinical or Phase 1/2, X-linked retinoschisis, achromatopsia and X-linked retinitis pigmentosa.

Akari Therapeutics Inc.	N/A	coversin (Phase 2, PNH).

Alexion Pharmaceuticals Inc.	36%	Soliris (approved, PNH and AHUS; Phase 3, refractory myasthenia gravis and NMO; Phase 2/3 transplant rejection); strensiq (approved, hypophosphatasia); kanuma (approved, lysosomal acid lipase deficiency); cPMP (Phase 2/3, MoCD type A), ALXN1007 (Phase 2, graft vs host disease, anti-phospholipid), ALXN1210 (Phase 2, PNH).

Alnylam Pharmaceuticals, Inc.	59%	patisiran (Phase 2/3, hereditary amyloidosis), fitusiran (Phase 2/3, hemophilia), inclisiran (Phase 2/3, hypercholesterolemia), givosiran (Phase 2/3, acute hepatic porphyria), cemdisiran (Phase 2/3, complement-mediated diseases), ALN-GO1 (Pre/Phase 1, hyperaxaluria), ALN-TTRsc02 (Pre/Phase 1, hereditary amyloidosis), ALN-HBV (Pre/Phase 1, hepatitis B)

Allergan plc	29%	diversified pharmaceutical product portfolio, including ophthalmology, neurosciences, gastroenterology, urology, women’s health and dermatology/aesthetics products. The pipeline at the time included ophthalmology products including restasis (approved, dry eye), XEN45 (Phase 3, glaucoma), bimatoprost (Phase 3, glaucoma), abicipar (Phase 3, age-related macular degeneration).

Eyegate Pharmaceuticals Inc.	N/A	EGP-437 (Phase 1/2, inflammatory eye conditions)

Eleven Biotherapeutics, Inc.	N/A	EBI-031 (preclinical, diabetic macular edema and uveitis).

Inotek Pharmaceuticals Corp.	N/A	trabodoenoson (Phase 2, glaucoma); trab/latanoprost combination (Phase 2, glaucoma/ocular hypertension).

Repligen Corp.	54%	RG1068 (Phase 3, autism; Phase 3, pancreatitis; Phase 2, OCD), RG2133 (Phase 1, mitochondrial diseases), uridine (Phase 2, bipolar depression), subcutaneous secretin (Phase 2, schizophrenia). In 2014 Repligen transferred its RG1068 asset to Innovate in exchange for royalty rights and its RG2133/histone deacetylase inhibitor to BioMarin in exchange for an upfront payment, future milestone payments and royalties.

Vivus Inc.	N/A*	qsymia (approved, obesity; Phase 2/3, obstructive sleep apnea and diabetes), avanafil (approved, erectile dysfunction), tacrolimus (Phase 2, pulmonary arterial hypertension).

*	(presented as N/A in Sept 2016 report; 58% in April 2017 report)